SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the

Securities Exchange Act of 1934

Date of Report: July 02, 2003
(Date of earliest event reported)

D E E R E   &   C O M P A N Y
(Exact name of registrant as specified in charter)

DELAWARE
(State or other jurisdiction of incorporation)

1-4121
(Commission File Number)

36-2382580
(IRS Employer Identification No.)

One John Deere Place
Moline, Illinois 61265
(Address of principal executive offices and zip code)

(309)765-8000
(Registrant's telephone number, including area code)

_____
(Former name or former address, if changed since last report.)

Item 9. Regulation FD Disclosure



Deere & Company
One John Deere Place
Moline, IL 61265 USA
Phone: 309-765-8000
www.deere.com

DEERE TO RELEASE MONTHLY RETAIL-SALES COMMENT

MOLINE, IL -- Deere & Company today said it plans to release commentary on June 2003 retail sales possibly late next week. The company's remarks will be posted on the Deere web site after the monthly announcement of industry sales by the Association of Equipment Manufacturers. The AEM report is normally made public on or shortly after the tenth day of the month.

Deere's statement will provide comment about the AEM data and other information concerning company retail sales of farm machinery, construction equipment and commercial and consumer equipment.

The company's comments will be available on the Internet at *www.deere.com* for several days following the AEM announcement. Other information regarding developments at Deere may also be posted on the company web site from time to time.

Signature

    Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereto duly authorized.

                         DEERE & COMPANY

                         By: */s/ JAMES H. BECHT*
                                   James H. Becht
                                   Secretary

Dated: July 02, 2003